Exhibit 99.4

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS Agreement (this “Agreement”) is entered into as of October 22, 2025 by and among Electra Battery Materials Corporation (together with its successor and permitted assigns, the “Company”), and each of the Shareholders (as defined below) signatory hereto.

Whereas, the Company and the Shareholders desire to provide for certain registration rights with respect to each Shareholder’s investments in the Company.

Now, therefore, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I
DEFINITIONS; Interpretation

Section 1.1          Definitions. In addition to the terms defined elsewhere in this Agreement, as used in this Agreement, the following terms have the meanings set forth below.

“Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by or is under common control with the specified Person. For the purposes of this definition, “control” (including, with its correlative meanings, the terms “controlled by” and “under common control with”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct, or cause the direction of the management and policies of such Person, whether through the ownership of securities, by contract or otherwise. For purposes of this definition, the Company and its subsidiaries will not be deemed to be Affiliates of any Shareholder.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Common Shares” means the Common Shares, no par value per share, of the Company, and any other equity securities into which any such Common Shares shall have been changed, exchanged or converted or issued or issuable by way of unit or share dividend or unit or share split, or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, combination or other reorganization.

“Covered Person” means, with respect to any specified Person, such specified Person’s directors, officers, partners, managers, members, investment managers, trading managers, employees, Affiliates, agents and representatives and each Person, if any, who controls, such specified Person within the meaning of the U.S. Securities Act or the U.S. Exchange Act.

“Government Shutdown” means any period during which the SEC is closed, not operating, or not accepting or processing filings or other submissions. For the avoidance of doubt, a Government Shutdown shall be deemed to continue until the SEC resumes normal operations.

“Governmental Authority” means any governmental or regulatory authority, agency, body, court, arbitrator or self-regulatory organization.

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada.

“Person” means any natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization (including Governmental Authority), whether or not a legal entity.

“prospectus” means a prospectus or prospectuses (preliminary, final or free writing) included in, or relating to, any Registration Statement filed under the U.S. Securities Act, as amended or supplemented by any prospectus supplement, including post-effective amendments, and all material incorporated by reference therein.

“Registrable Securities” means all Common Shares (including Common Shares issuable or issued upon exercise of any warrants to purchase Common Shares) and warrants to purchase Common Shares (other than any pre-funded warrants), held or beneficially owned by any Shareholder, including in each case any Common Shares issued or issuable by way of unit or share dividend or unit or share split, or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, combination or other reorganization. As to any particular Registrable Securities, such securities will cease to be Registrable Securities upon the earliest of when such securities (a) have been effectively registered and disposed of or sold in accordance with a Registration Statement covering them, (b) have been sold to the public in compliance with Rule 144 under the U.S. Securities Act, (c) may be immediately sold to the public without registration or restriction (including as to volume by each holder thereof and without compliance with any “current public information” requirement) pursuant to Rule 144 under the U.S. Securities Act, and all restrictive legends associated with such securities have been removed or (d) have been repurchased by the Company. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“register,” “registered” “registering” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements under the U.S. Securities Act and the declared or automatic effectiveness of such Registration Statements. Furthermore, any reference to a Registration Statement becoming “effective” shall also mean, to the extent applicable, such Registration Statement having been declared effective by the SEC or having become automatically effective pursuant to the U.S. Securities Act.

“Registration Effectiveness Deadline” means, with respect to any Registration Statement filed in connection with any Shelf Registration (including, to avoid doubt, the Shelf Registration pursuant to Section 3.1(a)(ii)), the date thirty (30) days (or, in the event of a “full review” by the SEC, ninety (90) days) after the applicable Registration Filing Deadline; provided, however, that (i) in the event the Company is notified by the SEC that any such Registration Statements will not be reviewed or is no longer subject to further review and comments by the SEC, the Registration Effectiveness Deadline as to such Registration Statement shall be the fifth (5th) Trading Day following the date on which the Company is so notified if such date precedes the date otherwise required above, (ii) if any Registration Effectiveness Deadline falls on a day that is not a Business Day, then the Registration Effectiveness Deadline shall be the next succeeding Business Day, and (iii) if a Government Shutdown occurs or is continuing during any portion of the period between the filing of a Registration Statement and the Registration Effectiveness Deadline for such Registration Statement, the Registration Effectiveness Deadline shall be extended by the length of such period during which the Government Shutdown occurs and is continuing, up to a maximum of thirty (30) days.

“Registration Filing Deadline” means (a) with respect to any Registration Statement filed in connection with any Shelf Registration (other than the Shelf Registration pursuant to Section 3.1(a)(ii)), the date that is thirty (30) days after the delivery of the applicable Shelf Registration Request and (b) with respect to any Registration Statement filed in connection with the Shelf Registration pursuant to Section 3.1(a)(ii), forty-five (45) days after the date hereof.

“Registration Statement” means a registration statement filed under the U.S. Securities Act (including any prospectus (preliminary, final or free writing) included therein or relating thereto, any exhibits, supplements or amendments to such prospectus or registration statement and any document incorporated or deemed incorporated by reference in any of the foregoing).

“Related Funds” means, with respect to any Shareholder, any fund, account (including any separately managed accounts) or investment vehicle that is controlled, managed, advised or sub-advised by the same investment manager, advisor or sub-advisor as such Shareholder (or an Affiliate of the investment manager, advisor or sub-advisor of such Shareholder).

“Required Holders” means Shareholders holding or beneficially owning at least 25% of the Registrable Securities.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholder” means each of the shareholders signatory hereto and permitted assignee of the rights of any Shareholder under this Agreement.

“Shelf Registration” means any registration pursuant to Section 3.1(a).

“Shelf Registration Statement” means a Registration Statement filed on Form F-3, F-1 or any other available form, in each case in respect of a delayed or continuous secondary offering of securities under the U.S. Securities Act pursuant to MJDS or Rule 415 under the U.S. Securities Act.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

Section 1.2          Interpretation. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires, (a) all references to Sections are to Sections contained in or attached to this Agreement, (b) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (c) the use of the word “include,” “includes” and “including” in this Agreement shall be by way of example rather than limitation, (d) the word “or” is not exclusive (i.e., “or” shall mean “and/or”), (e) where this Agreement states that a party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement, (f) words such as “herein,” “hereinafter,” “hereof,” “hereunder” and “hereto” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, (g) unless otherwise express indicated, any agreement, document, instrument, law or statute defined or referred to in this Agreement means such agreement, document, instrument, law or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements, documents or instruments) by waiver or consent and (in the case of laws or statutes) by succession of comparable statutes, and any statute defined or referred to in this Agreement shall include all rules and regulations promulgated under the same, and (h) all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the United States dollar.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1          Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company that (a) it has power and authority to enter into this Agreement and perform its obligations hereunder, (b) this Agreement has been duly authorized, executed and delivered by such Shareholder, (c) this Agreement constitutes the valid and binding obligation of such Shareholder enforceable against it in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (ii) general principles of equity, whether such enforceability is considered in a proceeding at law or in equity, and (d) the execution, delivery and performance by such Shareholder of this Agreement (i) does not and will not violate any laws, rules or regulations applicable to such Shareholder, or require such Shareholder to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made or that is not otherwise contemplated by this Agreement and (ii) does not constitute a breach of or default under any material agreement to which such Shareholder is a party.

Section 2.2          Representations and Warranties of the Company. The Company represents and warrants to each Shareholder that (a) it has power and authority to enter into this Agreement and perform its obligations hereunder, (b) this Agreement has been duly authorized, executed and delivered by the Company, (c) this Agreement constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (ii) general principles of equity, whether such enforceability is considered in a proceeding at law or in equity, and (d) the execution, delivery and performance by the Company of this Agreement (i) does not and will not violate any laws, rules or regulations applicable to the Company or require the Company to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made or that is not otherwise contemplated by this Agreement and (ii) does not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which the Company is a party or by which the property of the Company is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of the Company.

ARTICLE III
REGISTRATION RIGHTS

Section 3.1          Shelf Registration.

(a)             Shelf Registration Statement. (i) Subject to the terms and conditions of this Agreement, the Required Holders may, at any time on or after date hereof, require the Company to file a Shelf Registration Statement (any such request, a “Shelf Registration Request”) registering the offer, sale, delivery or distribution of all or any portion of the Registrable Securities held by such Required Holders by means of an offering completed on a delayed or continuous basis under the U.S. Securities Act (including if requested pursuant to MJDS or Rule 415 under the U.S. Securities Act). Upon receipt of a Shelf Registration Request, the Company shall (A) as soon as practicable, and in any event within ten (10) Business Days after receipt of such Shelf Registration Request, give written notice of such Shelf Registration Request to all Shareholders holding Registrable Securities and include in the requested Shelf Registration all Registrable Securities set forth in such Shelf Registration Request and all Registrable Securities with respect to which the Company has received written requests for inclusion therein from Shareholders within five (5) Business Days after the delivery of the Company’s notice of such Shelf Registration Request pursuant to this Section 3.1(a)(i), (B) prepare and, as soon as practicable and in any event no later than the Registration Filing Deadline, file such Shelf Registration Statement with the SEC, and (C) use its commercially reasonable best efforts to cause such Shelf Registration Statement to become effective as soon as practicable and in any event no later than the Registration Effectiveness Deadline. Any Shelf Registration Statement shall register only Registrable Securities and shall not register any securities held by any Person other than a Shareholder.

(ii)            Without limiting the generality of this Section 3.1(a), unless Shareholders holding at least a majority of the Registrable Securities instruct the Company otherwise in writing, the Company shall (A) prepare and, as soon as reasonably practicable after the date hereof and in no event later than the Registration Filing Deadline, file a Shelf Registration Statemetn with the SEC for the offer, sale, delivery and distribution of all Registrable Securities and (B) use its commercially reasonable best efforts to cause such Shelf Registration Statement to become effective as soon as reasonably practicable and in any event no later than the Registration Effectiveness Deadline.

(b)             Registration Requests. Any Shelf Registration Request shall be in writing and shall (i) specify the number of Registrable Securities that the applicable Shareholders delivering such Shelf Registration Request intend to offer, sell, deliver or distribute, as applicable, and the number of Registrable Securities then held by such Shareholders and (ii) describe the nature or methods of the proposed registration or distribution of such Registrable Securities, which may include a broad list of potential alternative methods.

(c)             Form of Registration. The Company shall register the Registrable Securities on an appropriate form (which shall be a short form to the extent available) reasonably acceptable to the holders of a majority of the Registrable Securities requested to be included in such registration.

(d)             Certain Events. If (i) any Registration Statement is not filed on or prior to its Registration Filing Date (and if the Company files any Registration Statement without affording the Holders the opportunity to review and comment on the same as required by this Agreement then the Company shall be deemed to have not satisfied this clause (i)), (ii) a Registration Statement registering for resale of Registrable Securities has not become effective on or prior to the applicable Registration Effectiveness Date, (iii) if a Registration Statement has been become effective but ceases to be effective or ceases to be usable for the offer and sale of the Registrable Securities (other than to the extent part of an Allowable Grace Period) at any time during the Registration Period of such Registration Statement and such lapse continues for more than ten (10) consecutive days or more than twenty-five (25) days in any twelve (12) month period, (iv) if the Company, through its omission, fails to name a Shareholder as a selling shareholder and such Shareholder had complied timely with its obligations hereunder in a manner to entitle such Shareholder to be so named in the Registration Statement, or (v) during any Grace Period that is not an Allowable Grace Period (any such failure or breach of clause (i) through (v) being referred to as an “Event”, and for purposes of clauses (i), (ii), (iv) and (v), the date on which such Event occurs, and for purpose of clause (iii) the date on which such ten (10) or fifteen (15) day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Shareholders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Shareholder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 0.5% multiplied by the aggregate closing price of the Common Shares on the Nasdaq on the applicable Event Date of all Common Shares constituting Registrable Securities being registered by such Shareholder (or requested to be registered by such Shareholder in the case of clause (iv)) in such Registration Statement. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be required to make duplicative payments of partial liquidated damages with respect to the same Event or the same period of time under this Section 3.1(e) and in no event shall the aggregate amount of liquidated damages with respect to the same Event or the same period of time under this Section 3.1(e) exceed the product of 8.0%, the aggregate closing price of the Common Shares on the Nasdaq on the applicable Event Date, and the aggregate number of Common Shares constituting Registrable Securities being registered by such Shareholder (or requested to be registered by such Shareholder in the case of clause (iv)) in such Registration Statement.

Section 3.2          Registration Procedures. Whenever any Registrable Securities are required to be registered pursuant to this Agreement, the Company shall use its commercially reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall as expeditiously as reasonably possible do the following:

(a)             The Company shall (i) prepare and file with the SEC a Registration Statement (and all amendments and supplements thereto and related prospectuses) with respect to the applicable Registrable Securities, which shall include a “plan of distribution” approved by Designated Seller Counsel, and (ii) if such Registration Statement does not become immediately effective upon filing, use its commercially reasonable best efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as reasonably practicable after such filing. The Company shall respond as promptly as reasonably practicable to written comments received from the SEC upon review of any Registration Statement (or any amendment or supplement thereto or related prospectus). Following the resolution or clearance of all comments on any Registration Statement (or any amendment or supplement thereto or related prospectus) or, if applicable, following notification that any such Registration Statement (or any amendment or supplement thereto or related prospectus) will not be subject to review, the Company shall, to the extent applicable and within three (3) Business Days thereafter, file a request for acceleration of effectiveness of such Registration Statement (or any amendment or supplement thereto or related prospectus) to cause such Registration Statement to become effective as of a time and date not later than two (2) Business Days after the submission of such request. By 9:30 a.m. (New York City time) on the second (2nd) Business Day after a Shelf Registration Statement becomes effective and, in the case of any other Registration Statement, following the earlier of the date of determination of the offering price or the date of first use after effectiveness in connection with a public offering or sales, the Company shall file with the SEC in accordance with the requirements of the U.S. Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement. Subject to applicable securities laws, the Company shall keep each Registration Statement effective at all times until the first date on which the Shareholders shall have sold all of the Registrable Securities covered by such Registration Statement or otherwise no longer hold Registrable Securities (the period the Company is obligated to keep the applicable Registration Statement effective hereunder, the “Registration Period”).

(b)             The Company shall ensure that (i) each Registration Statement (including any amendments or supplements thereto and related prospectuses) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (ii) each Registration Statement filed and effective pursuant to the U.S. Securities Act shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. For the avoidance of doubt, the Company shall not be responsible for any untrue statement or omission with respect to any Registration Statement made in reliance upon and in conformity with information furnished to the Company by or on behalf of any Shareholder specifically for use therein.

(c)             The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to any Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective at all times during the Registration Period to the extent applicable in the relevant jurisdictions (except as provided in Section 3.2(o)), and, during the Registration Period, the Company shall comply with the provisions of the U.S. Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement.

(d)             The Company shall provide Designated Seller Counsel with a reasonable opportunity to review and comment upon any Registration Statement (and any amendment or supplement thereto or related prospectus) registering Registrable Securities at least three (3) Business Days prior to its filing with the SEC. The Company shall (i) promptly furnish to Designated Seller Counsel, without charge, copies of any correspondence from the SEC to the Company or its representatives relating to any Registration Statement, (ii) provide Designated Seller Counsel with a reasonable opportunity to review and consider the Company’s responses to any such correspondence and (iii) shall consider any comments provided by Designated Seller Counsel or any Shareholder in good faith.

(e)             The Company shall, upon request, furnish to Designated Seller Counsel and each Shareholder whose Registrable Securities are included in any Registration Statement, without charge, such number of copies of such Registration Statement and any amendments thereto (other than the Company’s filings under the U.S. Exchange Act and other than any amendment or supplement to a Registration Statement that is substantially similar to the Company’s filings under the U.S. Exchange Act), each prospectus (preliminary, final, summary or free writing) related thereto and such other documents, as such Shareholder may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Shareholder; provided that the Company may provide any such copies in electronic form only.

(f)              In the event of a registration under the U.S. Securities Act, the Company shall use its commercially reasonable best efforts to (i) register and qualify, unless an exemption from, or preemption of, registration and qualification applies, the resale by Shareholders of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions or obtain exemptions from the registration and qualification requirements of such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.2(f), (y) subject itself to general taxation in any jurisdiction or (z) file a general consent to service of process in any jurisdiction in which it is not currently so qualified or subject to general taxation or has not currently so consented.

(g)             If any Registrable Securities are covered by a Registration Statement, the Company shall promptly notify Designated Seller Counsel and the Shareholders whose Registrable Securities are included in the Registration Statement in writing of (i) the issuance by the SEC or any other Governmental Authority of any stop order or cease trade order suspending the effectiveness or qualification of such Registration Statement or of any order preventing or suspending the use of any related prospectus, or of the initiation of any proceedings for any of the foregoing purposes or (ii) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company shall use its commercially reasonable best efforts to prevent the issuance of any stop order, any cease trade order, any other suspension of effectiveness or qualification of any Registration Statement, any order preventing or suspending the use of any prospectus, or any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as reasonably practicable and to notify Designated Seller Counsel and the Shareholders that hold Registrable Securities promptly upon such withdrawal.

(h)             If any Registrable Securities are covered by a Registration Statement, the Company shall promptly notify Designated Seller Counsel and the Shareholders whose Registrable Securities are included in the Registration Statement in writing of the existence of (but not the details with respect to) any event or circumstance which necessitates the filing of an amendment or supplement to the Registration Statement or any related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of any Registration Statement filed pursuant to the U.S. Securities Act, it will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading and, in the case of any other Registration Statement and any prospectus related to any Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Subject to Section 3.2(o), the Company shall promptly prepare, file and, if necessary, use its commercially reasonable efforts to cause to become effective one or more supplements or amendments to such Registration Statement and any related prospectus as necessary to correct such untrue statement or omission and shall promptly notify Designated Seller Counsel and the applicable Shareholders of the filing and, as applicable, effectiveness of the same.

(i)              The Company shall promptly notify Designated Seller Counsel and each Shareholder whose Registrable Securities are included in the Registration Statement in writing (i) when such Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Designated Seller Counsel and the Shareholders whose Registrable Securities are included in the Registration Statement by e-mail within one (1) Business Day of such effectiveness), (ii) when such Registration Statement or any amendment or supplement thereto or any related prospectus has been filed, or (iii) of any request by the SEC or any other Governmental Authority, for amendments or supplements to such Registration Statement or any related prospectus;

(j)              The Company shall hold in confidence and not make any disclosure of information concerning any Shareholder provided to the Company pursuant to this Agreement unless (i) disclosure of such information is necessary to comply with United States federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or any related prospectus or (iii) the release of such information is ordered pursuant to a subpoena or order from a court or government body of competent jurisdiction. The Company agrees that it shall, upon learning that disclosure of such information concerning a Shareholder is sought in or by a court or government body of competent jurisdiction or through other means, give prompt written notice to such Shareholder and allow such Shareholder, at such Shareholder’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k)             The Company shall use its commercially reasonable best efforts to cause all the Registrable Securities covered by the Registration Statement to be listed or quoted on each securities exchange or trading market on which securities of the same class or series issued by the Company have been listed or quoted by the Company.

(l)              The Company shall cooperate with the Shareholders that hold Registrable Securities being offered to facilitate the timely (i) preparation and delivery of certificates (or electronic book entries, if applicable) (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates (or electronic book entries, if applicable) to be in such names and denominations and amounts and (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company through its Deposit/Withdrawal At Custodian system, if the Common Shares are then listed on a U.S. national securities exchange (as such term is understood pursuant to the U.S. Exchange Act), in any such case as such Shareholder may request. Within two Business Days after a Registration Statement which includes Registrable Securities becomes effective, if required by the transfer agent, the Company shall deliver to the transfer agent for the Registrable Securities (with copies to the Shareholders whose Registrable Securities are included in such Registration Statement) an appropriate instruction and an opinion of the Company’s counsel, if required by the transfer agent, in order to remove all restrictive legends from all Registrable Securities whose offer is registered pursuant to such Registration Statement. For the avoidance of doubt, the Company’s obligations hereunder shall be limited to using its commercially reasonable best efforts to cause the transfer agent to effect the foregoing actions in a timely manner and are subject to receipt by the Company of all customary representations, transfer instructions and any documentation from the Shareholder which is reasonably requested by the transfer agent or the Company in connection with the foregoing.

(m)           If requested by a Shareholder, the Company shall as soon as reasonably practicable (i) incorporate in a prospectus supplement or post-effective amendment, if applicable, such information as a Shareholder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to such Shareholder, the number of Registrable Securities being offered or sold by such Shareholder, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment and (iii) supplement or make amendments to any Registration Statement if reasonably requested by a Shareholder holding any such Registrable Securities.

(n)             The Company shall comply with all applicable rules and regulations of the SEC in connection with any registration hereunder. The Company shall make available to its security holders, as soon as reasonably practicable, but not later than sixteen (16) months after the effective date of any Registration Statement under the U.S. Securities Act, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and the rules thereunder (including Rule 158 under the U.S. Securities Act), and which for the avoidance of doubt, will be deemed satisfied by the filing of periodic reports required by the Exchange Act.

(o)             Notwithstanding anything to the contrary in this Agreement, the Company shall be permitted to delay the filing of any Registration Statement pursuant to this Agreement and to suspend the use of the prospectus contained in any Registration Statement filed pursuant to this Agreement by providing written notice (a “Suspension Notice”) to the Shareholders whose Registrable Securities are included (or to be included) in such Registration Statement, for such times as the Company reasonably may determine is necessary and advisable (but in no event for more than an aggregate of one-hundred twenty (120) days in any rolling twelve (12) month period or more than sixty (60) consecutive days) (each, a “Grace Period”), if a majority of the Board of Directors determines in good faith that any of the following events (each, a “Valid Business Reason”) shall occur: (i) the registration or offering of Registrable Securities should not be made or continued because it would materially and adversely interfere with any existing or potential material financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries, or (ii) there exists material non-public information relating to the Company, the disclosure of which would be detrimental to the Company and the Company has a bona fide business purpose for preserving such information as confidential. Any Suspension Notice delivered by the Company shall state generally the basis for the notice (but without disclosing the content of any material non-public information to any Shareholder and the Company agrees that the Shareholders shall not have any duty of confidentiality to the Company with respect to any such information disclosed) and that such suspension shall continue only for so long as the Valid Business Reason or its effect is continuing. Shareholders may recommence effecting sales of Registrable Shares pursuant to the applicable prospectus and Registration Statement (or any related filings) following written notice to such effect delivered by the Company (an “End of Suspension Notice”). The Company shall deliver an End of Suspension Notice to the Shareholders promptly, but no later than one Business Day, following the conclusion of any Valid Business Reason and its effect. The first day of any Grace Period must be at least fifteen (15) days after the last day of any prior Grace Period. For purposes of determining the length of any Grace Period, the Grace Period shall begin on and include the date the Shareholders receive the Suspension Notice and shall end on and include the later of (x) the date the Shareholders receive the End of Suspension Notice and (y) the date referred to in End of Suspension Notice. Each Grace Period that satisfies all of the requirements of this Section 3.2(o) is referred to as an “Allowable Grace Period.” All time periods and deadlines provided for under this Agreement shall be adjusted as necessary to account for an Allowable Grace Period.

(p)             The Company shall at all times maintain a registrar and transfer agent of all Registrable Securities.

(q)             Notwithstanding anything in this Agreement to the contrary, no Shareholder shall be described or referred to in any Registration Statement as an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act or any other applicable law without the prior written consent of such Shareholder (which consent may be given or withheld in the sole and absolute discretion of such Shareholder); provided that, in the event such consent is withheld by any such Shareholder, the Registrable Securities of such Shareholder may be removed from such Registration Statement by the Company and the Company shall have no further obligations to such Shareholder with respect to such Registration Statement. If, notwithstanding the foregoing, at any time the SEC advises the Company in writing that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the U.S. Securities Act, the Company shall use its commercially reasonable best efforts to persuade the SEC that the offering contemplated by a Registration Statement may be consummated on the basis originally proposed.

(r)              The Company shall enter into such customary agreements and take such other actions as any Shareholder may reasonably request in order to expedite and facilitate the disposition of the Registrable Securities covered by a Registration Statement.

Section 3.3          Other Procedures.

(a)             Rule 144 and Regulation S. With a view to making available to the Shareholders the benefits of Rule 144 and Regulation S promulgated under the U.S. Securities Act, the Company shall use commercially reasonable best efforts to file the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act (or, if the Company is not required to file such reports, it will, upon the written request of any Shareholder, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 or Regulation S under the U.S. Securities Act), and it will take such further action as any Shareholder may reasonably request, all to the extent required from time to time to enable such Shareholder to sell Registrable Securities without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by Rule 144 or Regulation S under the U.S. Securities Act or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

(b)             Distributions In-Kind. If any Shareholder seeks to effectuate an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equity holders, the Company shall cooperate with such Shareholder and use its commercially reasonable best efforts to facilitate such in-kind distribution in the manner reasonably requested.

(c)             Legend Removal. Within two Business Days after (i) the Company receives a request from a Shareholder (with email being sufficient) for the removal of restrictive legends in connection with any sale, assignment, transfer or other disposition of any Registrable Securities pursuant to Rule 144 under the U.S. Securities Act or pursuant to any other available exemption under the U.S. Securities Act such that the purchaser acquires freely tradable shares or (ii) the first date when any Registrable Securities are eligible for resale under Rule 144(b)(1) under the U.S. Securities Act without volume or manner-of-sale restrictions if at any time on or after the date hereof the applicable Shareholder certifies that it is not an affiliate of the Company (and has not been for the prior three months), the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Shareholders making such request) an appropriate instruction and an opinion of the Company’s counsel, if required by the transfer agent, in order to remove all restrictive legends from such Registrable Securities, provided that the Company has timely received from the applicable Shareholder customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for all fees and expenses associated with such legend removal.

Section 3.4          Shareholder Obligations.

(a)             Each Shareholder, by such Shareholder’s acquisition of the Registrable Securities, agrees to cooperate with the Company as reasonably and timely requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Shareholder has not elected to include any of such Shareholder’s Registrable Securities in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete any registration pursuant to this Agreement with respect to Registrable Securities of a particular Shareholder that such Shareholder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required and timely requested by the Company to effect and maintain the effectiveness of the registration of such Registrable Securities.

(b)             Each Shareholder agrees that, upon receipt of any notice pursuant to Section 3.2(f) or Section 3.2(g) from the Company, such Shareholder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until (i) such Shareholder’s receipt of notice of the withdrawal of any such order pursuant to Section 3.2(g) or (ii) such Shareholder’s receipt of the copies of the supplemented or amended prospectus pursuant to Section 3.2(f) or receipt of notice from the Company in writing that no supplement or amendment is required.

(c)             Each Shareholder shall notify the Company in writing promptly upon becoming aware of (i) any material fact that existed on or prior to the date of a Registration Statement, within the meaning of the U.S. Securities Act, in respect of such Shareholder that was not stated in such Registration Statement, but which would have been required by the U.S. Securities Act to have been stated in such Registration Statement had the material fact been known on, or prior to, the date of filing of such Registration Statement or (ii) any change in a material fact disclosed in an effective Registration Statement, which change is required by the U.S. Securities Act to be disclosed by the Company in order for Registrable Securities to continue to be sold thereunder (excluding, for the avoidance of doubt, in the case of a Shelf Registration Statement, any decrease in the number of Common Shares beneficially owned by any Shareholder, or any increase in the number of Common Shares beneficially owned by any Shareholder if its ownership is not required to be reported pursuant to Section 13(d) of the U.S. Exchange Act).

Section 3.5          Registration Expenses.

(a)             The Company shall pay all expenses incident to the Company’s performance of or compliance with this Article III (all such expenses being herein called “Registration Expenses”), including all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, Inc. (or any successor thereto), printing expenses, messenger and delivery expenses, fees and disbursements of custodians, transfer agents and registrars and fees and expenses of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company, whether or not such registration has become effective or a sale is consummated, and including that the Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing any securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each person that sells securities hereunder shall bear and pay underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and transfer taxes applicable to the securities sold for such person’s account.

(b)             The Company will pay and reimburse the holders of Registrable Securities covered by such registration for the payment of, the reasonable fees and disbursements of one U.S. legal counsel and one Canadian legal counsel selected by the holders of a majority of the Registrable Securities included in the applicable Registration Statement (such counsel, “Designated Seller Counsel”), all such fees and expenses not to exceed US$50,000 in the aggregate.

Section 3.6          Indemnification; Contribution.

(a)             The Company agrees to indemnify and hold harmless each Shareholder and such Shareholder’s Covered Persons against any and all losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses (“Indemnified Damages”), to which any of them may become subject insofar as such Indemnified Damages arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any prospectus, including any preliminary prospectus, free writing prospectus or final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto, and including all information incorporated by reference therein), or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (iii) any violation or alleged violation by the Company of the U.S. Securities Act, the U.S. Exchange Act, , any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of Registrable Securities pursuant to a Registration Statement or (iv) any breach of this Article III (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). The Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any Indemnified Damages. Notwithstanding anything to the contrary contained herein, the indemnification pursuant to this Section 3.6(a) shall not apply (x) to any Indemnified Damages sought by an Indemnified Person to the extent arising out of or based upon a Violation (i) which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto or (ii) that results from a Shareholder’s use of a defective prospectus during a Grace Period in respect of which the Company has suspended the use of such prospectus and (y) to amounts paid in settlement of any Indemnified Damages if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)             In connection with any Registration Statement in which a Shareholder’s Registrable Securities are offered, such Shareholder agrees to severally and not jointly indemnify and hold harmless the Company and of its Covered Persons against any and all Indemnified Damages to which any of them may become subject insofar as such Indemnified Damages arise out of or are based upon any Violation, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Shareholder expressly for use in connection with the preparation of such Registration Statement or any amendment thereof or supplement thereto, and such Shareholder will severally and not jointly reimburse any legal or other expenses reasonably incurred by an Indemnified Person in connection with investigating or defending any Indemnified Damages; provided, however, that the indemnity contained in this Section 3.6(b) and the agreement with respect to contribution contained in Section 3.6(f) shall not apply to amounts paid in settlement of any Indemnified Damages if such settlement is effected without the prior written consent of such Shareholder; provided, further, that a Shareholder shall be liable under this Section 3.6(b) for only that amount of all Indemnified Damages as does not exceed the net amount of proceeds to such Shareholder as a result of the sale of Registrable Securities pursuant to the Registration Statement giving rise to such indemnification obligation.

(c)             Promptly after receipt by any Person entitled to indemnification under this Section 3.6 (each, an “Indemnified Person”) of the written threat of or notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving Indemnified Damages, such Indemnified Person shall, if a claim in respect thereof is to be made against any Person providing indemnity under this Section 3.6 (each, an “Indemnifying Person”), promptly deliver to the Indemnifying Person a written notice of the written threat of or notice of the commencement of such action or proceeding. The failure to deliver written notice to the Indemnifying Person within a reasonable time of the commencement of any such action or proceeding shall not relieve such Indemnifying Person of any liability to the Indemnified Person under this Section 3.6, except to the extent that the Indemnifying Person is materially prejudiced in its ability to defend such action or proceeding as a result of such failure, and shall not relieve such Indemnifying Person of any liability other than pursuant to this this Section 3.6. In case any such action or proceeding is brought against any Indemnified Person and such Indemnified Person seeks or intends to seek indemnity from an Indemnifying Person, the Indemnifying Person shall have the right to participate in, and, to the extent the Indemnifying Person so desires, jointly with any other Indemnifying Person similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the Indemnifying Person and the Indemnified Person. In any such proceeding, any Indemnified Person may retain its own counsel, but the fees and expenses of that counsel will be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the retention of that counsel, (ii) the Indemnifying Person does not assume the defense of such proceeding in a timely manner or (iii) in the reasonable opinion of counsel retained by the Indemnified Person, the representation by such counsel for the Indemnified Person and the Indemnifying Person would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding, in which case the Indemnifying Person shall pay reasonable fees for up to one separate legal counsel for all Indemnified Persons (in addition to local counsel, if required), and such legal counsel shall be selected by the Indemnified Persons. The Indemnified Person shall reasonably cooperate with the Indemnifying Person in connection with any negotiation or defense of any such action or proceeding or Indemnified Damages by the Indemnifying Person and shall furnish to the Indemnifying Person all information reasonably available to the Indemnified Person which relates to such action or proceeding or Indemnified Damages. The Indemnifying Person shall keep the Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No Indemnifying Person shall, without the prior written consent of the Indemnified Person consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a full release from all liability with respect to such Indemnified Damages or which includes any admission as to fault, culpability or failure to act on the part of such Indemnified Person.

(d)             The indemnification required by this Section 3.6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when reasonably detailed invoices are received by the Indemnifying Person.

(e)             The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Person against the Indemnifying Person or others and (ii) any liabilities the Indemnifying Person may be subject to pursuant to applicable law.

(f)              To the extent any indemnification by an Indemnifying Person is prohibited or limited by law, the Indemnifying Person agrees, in lieu of indemnifying such Indemnified Person, to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 3.6(a) or Section 3.6(b), as applicable, to the fullest extent permitted by law; provided, however, that (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) in connection with such sale shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation and (ii) contribution by any Shareholder shall be limited in amount to the net amount of proceeds received by such Shareholder from the sale of such Registrable Securities pursuant to such Registration Statement, less the amount of any damages that such Shareholder has otherwise been required to pay in connection with such sale (including any payments pursuant to this Section 3.6).

(g)             The indemnification and contribution provided for under this Agreement will be in addition to any other rights to indemnification or contribution that any Indemnified Person may have pursuant to law or contract (and the Company and its subsidiaries shall be considered the indemnitors of first resort in all such circumstances to which this Section 3.6 applies) and will remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Person and will survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

Section 3.7          Other Registration Rights. The Company will not, without the consent of the Shareholders holding a majority of the Registrable Securities, hereafter enter into any agreement and has not entered into any agreement, in each case with respect to its securities, that is inconsistent or conflicts with or violates the registration rights granted to the Shareholders pursuant to this Agreement or that gives any other Person the right to participate in the registration of Registrable Securities pursuant to this Agreement.

Section 3.8          Foreign Private Issuer Status. As of the date hereof, the Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

ARTICLE IV
MISCELLANEOUS PROVISIONS

Section 4.1          Notices. Any notice or other communication required to be given hereunder shall be in writing, and will be deemed given (a) if delivered by first-class registered or certified mail, three Business Days after so mailed, (b) if delivered by nationally recognized overnight carrier, one Business Day after so mailed, and (c) if delivered by electronic mail, when sent (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient), and will be delivered and addressed as follows:

if to the Company, to:

Electra Battery Materials Corporation

133 Richmond Street West

Suite 602

Toronto, ON M5H 2L3

Canada

Attn: Trent Mell

Email: [redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, RBC Place, 885 West Georgia St.

Vancouver, BC V6C 3E8 Canada

Attn: Sam Cole

Email: scole@cassels.com

if to any of the Shareholders, as set forth on the applicable signature page hereto;

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 4.2          Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 4.3          Governing Law; Jurisdiction. This Agreement will in all respects be construed in accordance with and governed by the substantive laws of the State of New York, without reference to its choice of law rules. All actions or proceedings arising out of or relating to this Agreement will be heard and determined exclusively in any federal court of the United States of America sitting in the City of New York, Borough of Manhattan; provided that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding will be heard and determined exclusively in any state court sitting in the City of New York, Borough of Manhattan. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in City of New York, Borough of Manhattan, for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

Section 4.4          Appointment of Agents for Service. The Company hereby irrevocably appoints C T Corporation System with offices at 28 Liberty Street New York, New York 10005 at its agent for service of process in any proceeding and agrees that service of process in any such proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect throughout the continuation of any obligations under this Agreement.

Section 4.5          Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 4.6          Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 4.7          Counterparts. This Agreement may be executed, either manually or by way of a digital signature provided by DocuSign (or similar digital signature provider), by one or more of the parties hereto in any number of separate counterparts (including by facsimile or other electronic means, including telecopy, email or otherwise), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement (whether executed manually or by way of a digital signature) by facsimile or other transmission (e.g., “pdf” or “tif” format) shall be effective as delivery of a manually executed counterpart hereof.

Section 4.8          Severability. The invalidity or unenforceability of any provision hereof will in no way affect the validity or enforceability of any other provision or the validity and enforceability of this Agreement.

Section 4.9          Assignment; Binding Effect. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the other parties, except that any Shareholder may, without the consent of the Company, assign its rights hereunder to any Person in connection with the transfer of any Registrable Securities to such Person so long as such Person agrees in writing to be bound by the terms of this Agreement and a copy of such agreement is provided to the Company after such transfer and assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as with respect to the Indemnified Persons, this Agreement is not intended to and does not confer upon any Person any rights or remedies under this Agreement other than the parties hereto.

Section 4.10       Waiver; Remedies. No delay on the part of the any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege under this Agreement operate as a waiver of any other right, power or privilege under this Agreement, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement. All waivers under this Agreement shall be in writing and signed by the party against whom such waiver is to enforced.

Section 4.11       Amendment. This Agreement may be modified or amended only by written agreement executed by the Company and Shareholders holding a majority of the Registrable Securities.

Section 4.12       Further Assurances. The parties hereto agree to reasonably cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as any other party may reasonably request in order to evidence or effectuate the provisions of this Agreement and to otherwise carry out the intent of the parties hereunder.

Section 4.13       Inconsistent Agreements. The Company shall not enter into any agreement with any other Person that conflicts with the provisions of this Agreement or which would obligate the Company to breach any provision of this Agreement.

Section 4.14       Independent Nature of Each Shareholder’s Obligations. The obligations of each Shareholder under this Agreement are several and not joint, and no Shareholder shall be responsible in any way for the performance of the obligations of any other Shareholder. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute such Shareholder as a partnership, an association, a joint venture or any other kind of group or entity with any other Person, or create a presumption that the Shareholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Electra Battery Materials Corporation

By:	(signed) “Trent Mell”
Name: Trent Mell
Title: Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Highbridge Tactical Credit Institutional Fund, Ltd.

By:	Highbridge Capital Management, LLC, as Trading Manager and not in its individual capacity

By:	(signed) “Steve Ardovini”
Name: Steve Ardovini
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Highbridge Tactical Credit Master Fund, L.P.

By:	Highbridge Capital Management, LLC, as Trading Manager and not in its individual capacity

By:	(signed) “Steve Ardovini”
Name: Steve Ardovini
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Whitebox GT Fund, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Whitebox Relative Value Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Whitebox Multi-Strategy Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Pandora Select Partners, LP

By:	(signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Nineteen77 Global Multi-Strategy Alpha Master Limited

By:	UBS Asset Management (Americas) LLC, its investment manager

By:	(signed) “Doyle Horn”
Name: Doyle Horn
Title: Director

By:	(signed) “Jennifer Edelheit”
Name: Jennifer Edelheit
Title: Executive Director

Address for Notices: [redacted]

[Signature Page to Registration Rights Agreement]